United States securities and exchange commission logo
September 16, 2022

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Shapiro
Theresa Brillant

Re:	Lyft, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022
Form 10-Q for the Quarter Ended June 30, 2022
Filed August 5, 2022
File No. 001-38846

Ladies and Gentlemen:
Lyft, Inc. (“Lyft” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 12, 2022, relating to the Company’s Form 10-K/A for the fiscal year ended December 31, 2021 (File No. 001-38846) originally filed with the Commission on April 29, 2022 (the “Form 10-K/A”) and the Company’s Form 10-Q for the quarter ended June 30, 2022 (File No. 001-38846) originally filed with the Commission on August 5, 2022 (the “Form 10-Q”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K/A for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58
1.We note discussion in your earnings call on May 3, 2022 on indicators of marketplace health, including changes in active drivers, new driver activations, average ride ETAs, and rides per driver. Please tell us your consideration of including this information in MD&A.
The Company respectfully advises the Staff that the Company’s management does not consider changes in active drivers, new driver activations, average ride ETAs and rides per driver to be key performance indicators and are not used by management to operate the business in a way that would be material to investors. Further, management does not believe that these metrics are necessary for an understanding or evaluation of the Company. The Company believes that the additional quantitative growth details provided with respect to changes in active drivers, new driver activations, average ride ETAs, and rides per driver on the Company’s earnings call provided additional context to investors on the improving marketplace health, particularly during the COVID-19 pandemic recovery. However, these metrics are not key variables or performance indicators that are necessary for an understanding and evaluation of our result of operations as they do not directly correlate with the Company’s revenue or operating trends. Further, the ongoing impact and relevance of these metrics from both an operating and overall marketplace health perspective may fluctuate as the rapid pandemic recovery trends seen in the Company’s demand and financial performance in 2021 and early 2022 have begun to slow. As such, management relies on key performance indicators with direct correlation to revenue trends such as Active Riders and Revenue Per Active Rider, to manage the business.

The Company’s management believes Active Riders and Revenue per Active Rider will continue to serve as meaningful indicators of the Company’s ability to drive usage and monetization on the Company’s platform and are the best key performance indicators for management and the investor’s assessment of underlying revenue trends and long-term revenue growth potential. To the extent that overall marketplace health becomes important or material to revenue or operating trends in any future periods, the Company will consider relevant disclosures of overall marketplace health within results of operations in MD&A.
2.We note that Revenue per Active Rider benefitted from revenues from licensing and data access agreements beginning in 2021. As this revenue does not appear to relate to riders accessing the Lyft Platform, please tell us how you determined it was appropriate to include the related revenue in this metric.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that using total revenue in the calculation of Revenue per Active Rider allows management and investors to evaluate the Company’s ability to monetize its entire platform in a given period. As described in prior filings, Revenue per Active Rider represents the Company’s ability to drive usage and monetization of the Company’s platform. The Company considers revenue from licensing and data access agreements to be monetization of the Company’s platform as this revenue pertains to the utilization of rideshare and fleet data obtained from the use of the platform.
The Company respectfully advises the Staff that revenues from licensing and data access agreements were not material to revenue or operating trends for the year ended December 31, 2021 or for the six months ended June 30, 2022. To the extent that revenues from licensing and data access agreements become material, the Company will disclose these amounts and consider supplementing the Revenue per Active Rider definition in future filings.
Critical Accounting Policies and Estimates
Revenue Recognition, page 60
3.We note you generate revenue from licensing and data access agreements. If these agreements are material, please provide us with a specific and comprehensive discussion of the nature of these agreements and the services you are providing. In this regard, please tell us what parties you are connecting in providing these services and how you have you determined you are the principal in the arrangements. Also tell us how consideration remitted to suppliers is determined.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the revenues from licensing and data access agreements represented less than 5% of the Company’s revenues in year ended December 31, 2021 and the six months ended June 30, 2022, and the Company determined that in light of the small contribution to consolidated revenue, along with other factors, that revenues from licensing and data access agreements have not been material to the Company’s revenue or operating trends in any periods to date. To the extent that revenues from licensing and data access agreements become material to revenue and operating trends, the Company will disclose these amounts in future filings.
The Company licenses rideshare platform data primarily to automakers and autonomous vehicle companies. The Company has determined that Lyft controls the data before it is transferred to the customer, and is primarily responsible for fulfilling the promise to provide the data to the customer. As such, the Company has concluded that it is the principal in these arrangements in accordance with ASC 606.
Comparison of Years Ended December 31, 2021, 2020 and 2019
Revenue, page 65
4.Please quantify all material factors contributing to changes in revenue in accordance with Item 303(b) of Regulation S-K.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that in light of the Staff’s comment and the Company’s own review process, the Company will begin including additional disclosure in future filings. The Company notes that the increase in revenue for the year ended December 31, 2021 compared to the year ended December 31, 2020 was due to the increase of demand in 2021 as vaccines were more widely distributed and more communities fully reopened as compared to the early stages of the COVID-19 pandemic in 2020. For an example of disclosures in future filings, the Company proposes the following updates to the disclosure from the most recent Form 10-K/A, which leverages other disclosures within MD&A and are indicated with additions underlined:
Revenue increased $843.6 million, or 36%, in 2021 as compared to the prior year, driven primarily by the significant increase in the number of Active Riders and Revenue per Active Rider in 2021 as compared to the prior year, as vaccines became more widely distributed and more communities reopened. Revenue in 2021 also benefited from revenues from licensing and data access agreements, beginning in the second quarter of 2021. Active Riders had increases of 97.3%, 51.4%, and 49.2% for the quarters ended June 30, 2021 September 30, 2021, and December 31, 2021 as compared to the same quarter in the prior year and increases to Revenue per Active Rider of approximately 14% for each of the quarters ended June, 30, 2021, September, 30, 2021 and December 31, 2021 as compared to the same quarter in the prior year. These increases to Active Riders and Revenue per Active Rider reflect the improvement in demand on the Company’s platform and improved marketplace health in 2021 as compared to the earlier periods of the COVID-19 pandemic in 2020. These increases were offset by investments in driver supply by increasing driver incentives recorded as a reduction to revenue of $942.9 million in 2021 as compared to the prior year as rider demand outpaced driver supply during certain periods of the pandemic recovery in 2021. Revenue in 2020 was also higher in the first quarter of 2020 prior to the implementation of shelter-in-place orders and other travel restrictions across North America beginning March 2020.
We expect to see continued recovery in overall demand for our platform and the resulting positive impacts on revenue, Active Riders and Revenue per Active Rider as a result of ~~there are~~ more widespread immunity levels, the reopening of more communities and as other restrictive travel and social distancing measures in response to COVID-19 are eased. However, we cannot predict the impact of COVID variants and the longer term impact of the pandemic on consumer behavior.
Further, the Company respectfully advises the Staff that the revenue from licensing and data access agreements was not material to revenue or operating trends for the fiscal year ended December 31, 2021. To the extent that revenues from licensing and data access agreements or any new sources of revenue become material for future filings, the Company will quantify the factors cited to which material changes are attributed, pursuant to the guidance included with Item 303(b) of Regulation S-K.
5.We note that revenue in 2021 benefitted from revenue from licensing and data access agreements. Please revise to quantify the amount of revenue recognized from these agreements or state that the amounts are not material, if applicable. In this regard we note your disclosure that you generate substantially all your revenue from your ridesharing marketplace. However, it is unclear to us how you have defined substantially all.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that revenues from licensing and data access agreements were not material for the fiscal year ended December 31, 2021. To the extent that revenues from licensing and data access agreements become material revenue or operating trends, the Company will disclose these amounts in future filings.
The Company states on page 7 of the Form 10K/A for the fiscal year ended December 31, 2021 that it generates “substantially all” of the Company’s revenue from the ridesharing marketplace that connects drivers and riders. The Company generally uses a threshold of above 85% when considering the use of “substantially all” in this disclosure. In future filings, the Company will consider supplementing disclosures to ensure this disclosure is clear to investors.
Non-GAAP Financial Measures, page 68
6.Please reconcile the non-GAAP measure "contribution" to the most directly comparable GAAP measure which is gross margin, even if not otherwise presented on your consolidated statement of operations. Additionally, present gross profit and gross margin with equal or greater prominence when presenting contribution and contribution margin throughout the filing. Refer to Item 10(e)(1)(i) of Regulation S-K and the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures Question 102.10. Please also comply with this comment in your earnings releases.

In response to the Staff’s comment, going forward the Company will reconcile contribution to gross profit and contribution margin to gross margin. For illustrative purposes, the Company will include the following reconciliation in future quarters:

[Period] Ended XXXX,
	202X	202X
Revenue
Less cost of revenue
Gross profit
Gross profit margin
Adjusted to exclude the following (as related to cost of revenue)
Amortization o intangible assets
Stock-based compensation expense
Payroll tax expense related to stock-based compensation
Changes to the liabilities for insurance required by regulatory agencies attributable to historical periods
Net amount from claims ceded under the Reinsurance Agreement
Transactions related to certain legacy auto insurance liabilities
Contribution
Contribution Margin
7.We note your adjustment “Changes to the liabilities for insurance required by regulatory agencies attributable to historical periods” to arrive at the non-GAAP financial measures Contribution and Adjusted EBITDA, and their related margins. Please describe your use of self-insurance and third-party insurance, the extent to which each is used, and the factors you consider when deciding whether to utilize one versus the other. Additionally, tell us your consideration of Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with respect to this adjustment.
The Company respectfully advises the Staff that it uses a mix of self-insurance and third-party insurance to efficiently manage cost and mitigate risk to the Company and that the structure evolves as the Company reviews the structure regularly. The Company considers multiple factors when determining whether to use self-insurance or third-party insurance, including the market and cost of third-party insurance versus the potential exposure of insurance claims. In general, the Company has decreased reliance on self-insurance and increased risk transfer to third parties over time as the insurance market’s appetite and sophistication for assuming Rideshare risk has matured.
Regarding the considerations of Questions 100.01 and 100.04, the Company does not believe this adjustment to be potentially misleading nor does it consider it to be a measure that uses an individually tailored recognition and measurement method in violation of Rule 100(b) of Regulation G. The Company believes that this adjustment, which is disclosed as a separate line item and explained in the Company’s non-GAAP discussions, provides investors with additional useful information related to the Company’s operating performance during the current period, rather than including the impacts associated with insurance claims which occurred in prior periods.
As mentioned in the correspondence with the Staff filed on July 15, 2020, the Company establishes insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and the Company periodically evaluates and, as necessary, adjusts its actuarial assumptions and insurance reserves as its experience develops or new information is learned. Changes in the insurance reserves balance, including both the adjustment to prior periods and current period, as a result of this process are recorded as a change in estimate in the income statement for the current period. For example, if in the first quarter of a given year, the cost of claims grew by $1 million for claims related to the prior fiscal year or earlier, the expense would be recorded for GAAP purposes within the first quarter instead of in the results of the prior period. The Company’s calculations of its non-GAAP financial measures, Contribution and Adjusted EBITDA, include an adjustment to cost of revenues to reflect these changes to the historical liabilities for insurance required by regulatory agencies to the extent that those changes related to claims that occurred prior to the beginning of the then current fiscal quarter (the fourth quarter in the case of annual periods). For the fiscal year ended December 31, 2021, the Company adjusted cost of revenues by $250.3 million, related to increases in historical liabilities for insurance required by regulatory agencies. Accordingly, Contribution and Adjusted EBITDA for any particular quarter, include the current period claims and liabilities based on the Company’s best estimates at the time.
When the Company develops estimates for insurance reserves, it employs various predictive modeling and actuarial techniques including periodic reviews by an independent actuarial firm to estimate its insurance reserves. The Company develops its best estimate of insurance reserves based on information available at the evaluation date, but has limited ability to influence the ultimate development of historical claims. Current period insurance costs consist of two components:
(i) estimated losses and identifiable loss adjustment costs directly attributable to claims that occurred in the current quarter. This includes claims incurred and paid out in the current quarter, the estimated ultimate costs for claims incurred but not paid and claims incurred but not yet reported. In total, these items primarily reflect the cost of ridesharing and bikeshare related insurance for rides in the current quarter.
(ii) changes in insurance liabilities from the prior period. This can be a positive or negative adjustment and relates to rides in prior quarters.
The current period insurance costs as noted in (i) above are included in cost of revenue and in Contribution and Adjusted EBITDA. Changes to the liabilities attributable to prior periods as noted in (ii) above are not reflective of the current period operations, but are influenced by unpredictable and/or external factors such as inflation rates, court decisions, law changes, litigation trends, legacy third party administrator relationships and insurance structure, claim reporting and claim settlement patterns. Such changes may relate to claims made several years prior and are unrelated to the revenue recognized in the current period. Therefore, the adverse or favorable adjustments to historical insurance reserves noted in (ii) above are excluded from Contribution and Adjusted EBITDA.
The Company presents Contribution and Adjusted EBITDA to provide additional information to investors regarding the Company’s operating performance related to a current period. When compared over various periods, Contribution and Adjusted EBITDA are intended to illustrate trends in the Company’s ability to generate profits from operations in any period without regard to the above referenced unpredictable and/or external cost factors related to prior periods. Accordingly, the Company believes the adjustment to exclude the historical changes to liabilities for insurance required by regulatory agencies from Contribution and Adjusted EBITDA provides additional, supplemental information that when read in conjunction with the Company’s GAAP measures better enables investors to assess the Company’s operating performance for the current period. The Company’s adjustment to exclude the historical changes to insurance liabilities is comparable to the non-GAAP adjustment done by certain insurance and non-insurance entities with wholly-owned captive insurance subsidiaries. This consistent application of adjusting positive or adverse development attributable to historical periods also helps investors understand underlying trends in profitability when reviewing the current quarter results as compared to prior periods.
8.We note your non-GAAP adjustments of “Net amount from claims ceded under the Reinsurance Agreement” and “Transaction costs related to certain legacy auto insurance liabilities” and the transactions to which they relate. Please tell us the factors you consider in deciding whether to engage in these transactions, their historical and expected frequency, the factors you consider in deciding whether to transfer (e.g., the Novation Agreement) versus reinsure (e.g., the Quota Share Reinsurance Agreement) legacy auto insurance liabilities. Additionally, in light of these transactions occurring in each of your last two fiscal years, please tell us whether you believe they are a normal part of your business.
The Company executed a Novation Agreement in 2020 for the transfer of certain legacy auto insurance liabilities between October 1, 2015 and September 30, 2018 (“Loss Portfolio Transfer”), and a retrospective Quota Share Reinsurance Agreement in 2021 covering certain legacy auto insurance liabilities between October 1, 2018 and October 1, 2020 (“Reinsurance Transaction”) as the insurance market’s appetite for rideshare risk had matured since these policies were originally underwritten. These one-time retrospective transactions better align the risk transfer / risk retention balance from legacy insurance policies with the Company’s go-forward risk transfer strategy. Decisions to transfer or reinsure legacy risk in these particular transactions were driven by market conditions and underwriting preferences at that time. The Company continuously evaluates the costs and risks associated with legacy liabilities and corresponding reinsurance market capacity and appetite.
The Company believes the costs associated with these transactions related to legacy auto insurance liabilities do not fully illustrate the current period core operating performance of Lyft’s ongoing operations because the impacted insurance liabilities relate to claims that date back years. The Company believes the adjustment to exclude these costs from Contribution and Adjusted EBITDA results in a non-GAAP measure that when evaluated supplementally with the corresponding GAAP measure is useful to management to manage the business and to investors by enabling them to better assess Lyft’s operating performance in the context of current period results and provide for meaningful comparability with the Company’s historically disclosed Contribution and Adjusted EBITDA amounts. As these transactions pertain to coverage of legacy insurance liabilities, the Company believes that excluding them from the Company’s Non-GAAP measures provides additional, supplemental information that when read in conjunction with the Company’s GAAP measures, better enables investors to evaluate the Company’s operating performance for the current period.
The Company considers the transfer of certain legacy auto insurance in the first quarter of 2020 and the reinsurance transaction entered into in the second quarter of 2021 to be outside the ordinary course of business and do not reflect normal, recurring cash operating expenses necessary to operate the business. As mentioned above, decisions to transfer or reinsure legacy risk are driven by market conditions and underwriting preferences at the time. While the Company may consider future opportunities to transfer or reinsure legacy risk, the underlying market factors which would allow the Company to enter into similar transactions in the future are out of the Company’s control.
The Company also considered the differing financial statement impacts of the Loss Portfolio Transfer in 2020 and the Reinsurance Transaction in 2021. The differing financial statement impacts of these two transactions further evidence that these transactions are outside of the normal course of business and highly dependent on underlying market conditions and available opportunities related to the Company’s legacy risk at a given time and should be considered separately. The Company’s Non-GAAP presentation of the Loss Portfolio Transfer and the Reinsurance Transaction provides additional clarity to investors to assess the current period operating performance in light of the different financial statement impacts of these transactions. Below further outlines the financial statement impacts of each of these transactions to better understand the Company’s Non-GAAP presentation for each transaction.
***********************************************************
The Loss Portfolio Transfer had the following impact on the Company’s 2020 financial statements:
●The Company recorded $64.7 million in transaction costs to the consolidated statement of operations, with $62.5 million in cost of revenue and $2.2 million in general and administrative expense.
●The consolidated balance sheet impact of this transaction was a reduction of $465 million in cash and reduction of insurance reserves by $407.9 million. There were also taxes and other miscellaneous payments equalling $7.6 million.
●There was no further impact to the Company’s financial statements following the Loss Portfolio Transfer.
The Reinsurance Transaction had the following impact on the Company’s 2021 financial statements:
●The Company recorded $20.4 million in transaction costs to the consolidated statement of operations, with $20.2 million in cost of revenue and $0.2 million in general and administrative expense.
●The consolidated balance sheet impact of this transaction was the addition of $251.3 million of reinsurance recoverables assets and the addition of $271.5 million in funds held liabilities.
●Following the execution of this transaction, the Company continued to record additional losses due to changes to historical liabilities for the legacy portfolio covered under the Reinsurance Transaction. These additional losses ceded under the Reinsurance Transaction would result in the recognition of a deferred gain liability, which would be amortized over estimated remaining settlement period of the ceded reserves. Therefore, the additional losses incurred and the benefit from the related deferred gains would be recognized in different periods would cause a net expense or net benefit on the Company’s consolidated financial statements in any given quarter until the deferred gain benefits have been fully recognized in future periods. During fiscal year 2021, the Company recorded $52.8 million which represented the net impact of additional losses recorded and the related deferred gains related to claims ceded under the Reinsurance Transaction. This amount also represented the amount of deferred gain liabilities on the consolidated balance sheet as of December 31, 2021. Note the net impact mentioned in this bullet related to this transaction extends beyond 2021.
As the Company determined that both the Loss Portfolio Transfer in 2020 and the Reinsurance Transaction in 2021 to be outside the normal course of business, the Company has determined to exclude the impact of both transactions from the Company’s Non-GAAP metrics. The following impacts were excluded as it relates to each transaction.
●The $64.7 million of transaction costs related to Loss Portfolio Transaction in 2020 were excluded from Non-GAAP Metrics through the “Transactions related to certain legacy auto insurance liabilities” line of the Company’s Non-GAAP metrics.
●The $20.4 million of transaction costs related to Reinsurance Transaction in 2021 were excluded from Non-GAAP Metrics through the “Transactions related to certain legacy auto insurance liabilities” line of the Company’s Non-GAAP metrics.
●The ongoing net impact of additional losses incurred for changes to historical liabilities and benefit from deferred gains related to claims ceded under the Reinsurance Transaction are presented on a net basis in the “Net amount from claims ceded under the Reinsurance Agreement” line of the Company’s Non-GAAP metrics.
The Reinsurance Transaction was impacted by the Commutation Transaction which the Company entered into on June 21, 2022 and disclosed in the Company’s most recent Form 10-Q.
Note 2: Summary of Significant Accounting Policies
Rental Revenue (ASC 842), page 92
9.We note per your website that third party shared Light Vehicle membership programs can be linked to a rider's Lyft account. Please explain the nature of the arrangements you have with these third parties and the riders who hold their memberships.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company owns and operates Light Vehicle systems in some cities and operates city-owned Light Vehicle systems in certain other cities which individually generate immaterial revenues. Whether a system is Company-owned or city-owned, the system may have its own branded membership program that allows users to ride Light Vehicles in the system on a subscription basis. Users can access Light Vehicle systems through the Lyft App, and, as part of this access, users can pay for Light Vehicle rides using a system’s branded membership program (e.g., annual Capital Bikeshare membership). Though the specific terms of arrangements with cities vary, the Company earns operations fees from cities or shares revenue generated by the systems with cities.
10.Please tell us whether you own all of the Light Vehicles offered on your network. If not, explain whether you lease the bikes and scooters from city bikeshare programs.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not own all of the Light Vehicles offered on the Company’s network. The Company generates material revenues in the cities where the Company owns the light vehicles. In a limited number of cities, where the Company does not own the Light Vehicles, there are varying arrangements with the respective cities. For example, for one system, the Company leases the bikes and equipment from the city as a finance lease under ASC 842, and the users are the Company’s customers. In another system, the Company leases the bikes and equipment from the city, but the lease payments consist of only variable consideration, and the users are the Company’s customers. Those systems for which the Company does not own Light Vehicles generate immaterial revenues individually.
11.Please provide your analysis for Light Vehicle revenue accounted for under ASC 842. Also, clarify whether any revenue related to Light Vehicles (e.g. subscription revenue) is not within the scope of ASC 842, and provide more details about these arrangements.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that Light Vehicle revenue is accounted for under ASC 842 for single-use rides. A single-use ride allows the user to select a specific Light Vehicle at the time the arrangement is entered into and provides the user the right to control the selected Light Vehicle for the desired term of the arrangement. Therefore, these arrangements are operating leases under ASC 842.
Subscriptions provide a user with the ability to use any Light Vehicle at any time during the term of the subscription but do not provide dedicated use of a specific Light Vehicle. Each Light Vehicle system contains a large number of individual Light Vehicles available for use and, as such, the ability to use a single Light Vehicle at any given point in time does not provide the user with the rights to substantially all the capacity of the system. Therefore, these arrangements do not contain a lease and are accounted for as revenue arrangements under ASC 606. In addition, certain other immaterial maintenance and service fees are accounted for as revenue under ASC 606.
Form 10-Q for the Quarter Ended June 30, 2022
Results of Operations
Comparison of the six months ended June 30, 2022 to the six months ended June 30, 2021 Revenues, page 39
12.Please discuss the effect of the increased usage of driver supply incentives and their relationship to increases in revenue. Refer to Item 303(c)(2)(i) of Regulation S-K.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that most driver incentives are treated as a reduction to revenue as described in the Company’s most recent Form 10-Q. The remaining driver incentives related to the referral of new drivers and riders are accounted for as sales and marketing expenses on the consolidated statement of operations and were immaterial for the years ended December 31, 2021, 2020 and 2019 and for the six months ended June 30, 2022. The description of driver incentives beginning on page 12 of the Form 10-Q states:
Driver Incentives
The Company offers various incentive programs to drivers, including minimum guaranteed payments, volume-based discounts and performance-based bonus payments. These driver incentives are similar to retrospective volume-based rebates and represent variable consideration that is typically settled within a week. The Company reduces the transaction price by the estimated amount of the incentives expected to be paid upon completion of the performance criteria by applying the most likely outcome method. Therefore, such driver incentives are recorded as a reduction to revenue. Driver incentives are recorded as a reduction to revenue if the Company does not receive a distinct good or service in exchange for the payment or cannot reasonably estimate the fair value of the good or service received. Driver incentives for referring new drivers or riders are accounted for as sales and marketing expense. The amount recorded as an expense is the lesser of the amount of the payment or the established fair value of the benefit received. The fair value of the benefit is established using amounts paid to third parties for similar services.
In addition to this discussion of driver incentives and its relationship to revenue, the Company also provides quarterly and year-to-date quantification of driver incentives recorded as a reduction of revenue in the same section of the Form 10-Q. These disclosed quarterly amounts are used to derive the change in driver supply incentives disclosed in the results of operations in MD&A.
With respect to Item 303(c)(2)(i) of Regulation S-K, the Company considered both the absolute dollar impact on revenue and any related trends between revenue and driver incentives recorded as a reduction to revenue. Driver incentives treated as a reduction of revenue have a direct dollar impact on revenue and the year-over-year change in driver incentives was disclosed in the revenue section of the results of operations on page 45 of the Form 10-Q.
However, driver incentives recorded as a reduction to revenue does not follow the same revenue trends. Driver incentives will fluctuate based on driver supply, which can differ from the overall demand trends on the Company’s platform and the related impact to revenue. To further illustrate that revenue and driver incentives are not correlated, the Company considered the (1) driver incentives as a percentage of revenue for the past six quarters and (2) revenue growth trends and driver incentive trends for the past six quarters.

The below table indicates that driver incentives recorded as a reduction of revenue as a percentage of revenue over the past six quarters fluctuates between 32.2% to 49.2% and does not follow the overall revenue growth trends.

	For the Three Months Ended
	Mar. 31, 2021	June 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	June 30, 2022
Revenue	$609.0	$765.0	$864.4	$969.9	$875.6	$990.7
Driver incentives recorded as a reduction to revenue (1)	(196.2)	(376.1)	(423.3)	(338.2)	(349.9)	(397.2)
Driver incentives recorded as a reduction of revenue as a percentage of revenue	(32.2)%	(49.2)%	(49.0)%	(34.9)%	(40.0)%	(40.1)%
(1) As disclosed in the Company's "Summary of Significant Accounting Policies" section of the relevant Form 10-Q and Form 10-K.
Further, the year-over-year trends of driver incentives treated as a reduction of revenue compared to the revenue growth trends over the same periods for the past six quarters illustrates that there is no direct correlation between the growth trends as shown in the below table.

	Revenue				Driver Incentives Recorded as a Reduction to Revenue
	2021	2020	$ Change	% Change	2021	2020	$ Change	% Change
Three Months Ended March 31,	$609.0	$955.7	$(346.7)	(36)%	$(196.2)	$(112.2)	$(84.0)	75%
Three Months Ended June 30,	765.0	339.3	425.7	125%	(376.1)	(58.3)	(317.8)	545%
Three Months Ended September 30,	864.4	499.7	364.7	73%	(423.3)	(125.0)	(298.3)	239%
Three Months Ended December 31,	969.9	569.9	400.0	70%	(338.2)	(95.3)	(242.9)	255%

	Revenue				Driver Incentives Recorded as a Reduction to Revenue
	2022	2021	% Change	$ Change	2022	2021	% Change	$ Change
Three Months Ended March 31,	$875.6	$609.0	$266.6	44%	$(349.9)	$(196.2)	$(153.7)	78%
Three Months Ended June 30,	990.7	765.0	225.7	30%	(397.2)	(376.1)	(21.1)	6%
Given the above considerations, the Company believes that it has adequately disclosed the relationship between driver supply incentives and revenue under Item 303(c)(2)(i) of Regulation S-K through the disclosure of the absolute dollar impact of the driver supply incentives on revenue. There were no correlated trends to discuss between driver supply incentives and revenue in prior periods.
To the extent that there are any material factors or new trends that exist between revenue and driver incentives, the Company will disclose such material factors and trends and will ensure that the relationship between revenue and driver incentives recorded as a reduction of revenue is described within MD&A in future periods.
Liquidity and Capital Resources, page 53
13.We note that the "Commutation Agreement" was completed in the second quarter of 2022 which commuted and settled the previous reinsurance agreement with DARAG. Please tell us why PVIC commuted the reinsurance agreement and tell us your consideration of disclosing the effect of the transaction on liquidity. See Item 303(b)(1)(i).
While the transaction overall delivered economic value to Lyft, management ultimately decided to terminate the agreement before exhausting the full reinsurance limit. This decision was based on our assessment of limited realizable additional economic value and associated costs in efforts to claim full economic benefit under the reinsurance agreement.
The Company considered both the current period impact, our overall liquidity position, and the overall impact on our short-term and long-term capital requirements. The Company considered the increase in liquidity related to this transaction in the second quarter of 2022, which was disclosed on page 23 of the Form 10-Q to be (i) the release of $89.3 million of assets held in trust by DARAG to PVIC and (ii) the release of the remaining $90.3 million funds withheld liability. However, the Company ultimately determined that the $179.6 million of liquidity provided by the Commutation Agreement did not have a material impact on our liquidity position, which as of June 30, 2022 included $1.8 billion in unrestricted cash and cash equivalents and short-term investments and $1.2 billion in restricted cash, cash equivalents and investments, all as disclosed in the Form 10-Q. Further, the Commutation Agreement did not alter the Company’s capital requirements in the short-term or long-term. Going forward, the Company will continue to consider disclosures related to changes in liquidity and changes to short-term and long-term liquidity requirements in accordance with Item 303(b)(1)(i) of Regulation S-K

*****

If you have any questions or comments, please contact me.
Sincerely,
/s/ Lisa Blackwood-Kapral
Lisa Blackwood-Kapral
Chief Accounting Officer

cc:    Elaine Paul, Lyft, Inc.
Lindsay Llewellyn, Lyft, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.